PROSPECTUS SUPPLEMENT                                 RULES 424(b)(3) and 424(c)
TO PROSPECTUS DATED NOVEMBER 4, 1997                  REGISTRATION NO. 333-36413

                               2,020,000 SHARES
                              YURIE SYSTEMS, INC.
                                 COMMON STOCK

     Yurie Systems, Inc. (the "Company" or "Yurie"), has prepared this Prospectus Supplement to update the Company's Prospectus dated November 4, 1997 (the "Prospectus") covering 2,020,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock") to be sold by certain Selling Stockholders of the Company. This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

     The Prospectus, together with this First Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act with respect to offers and sales of the shares of Common Stock by the Selling Stockholders. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplement and amended)."

     QUARTERLY AND PRO FORMA FINANCIAL INFORMATION. The Prospectus is hereby amended to add the information contained in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 (the "Quarterly Report") filed by the Company with the Commission on November 13, 1997. The Quarterly Report has been attached at pages 22 to 32 hereto. The following pro forma financial information related to the Company is included as part of this Prospectus
Supplement: the Company's unaudited pro forma financial information as of September 30, 1997 and for the years ended December 31, 1996 and December 31, 1995 and for the nine months ended September 30, 1997 and September 30, 1996, reflecting the probable acquisition of Data Labs.

     DATA LABS ACQUISITION. On November 3, 1997, the Company announced plans to acquire privately-held Data Labs, Inc., a Delaware corporation ("Data Labs"), based in Maryland that manufactures and markets branch office ATM access products. The Company had signed a letter of intent on October 28, 1997 to acquire Data Labs. On November 15, 1997, the letter of intent expired by its terms. The Company and Data Labs have continued acquisition discussions. Consummation of the acquisition is subject to the execution of a definitive merger agreement, as well as approval by the boards of directors of Data Labs and Yurie, and the stockholders of Data Labs, and Data Labs' obtaining certain consents and waivers. There can be no assurance that the transaction will be consummated.

     DATA LABS FINANCIAL INFORMATION. The following financial information of Data Labs is included as part of this Prospectus Supplement: the audited financial statements of Data Labs as of December 31, 1996 and for the years ended December 31, 1995 and December 31, 1996 and related notes thereto, and the unaudited financial information as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus Supplement is November 24, 1997

                              YURIE SYSTEMS, INC.
                        Unaudited Pro Forma Balance Sheet
                              September 30, 1997


                                                                                                  Pro Forma
                                                         Yurie            Data        ----------------------------------
                                                     Systems, Inc.     Labs, Inc.      Adjustments          Combined
                                                    ---------------   -------------   -------------      ---------------
                           ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                          $ 22,766,548     $   318,142     $         -         $ 23,084,690
   Restricted cash                                       1,000,000               -                            1,000,000
   Short term investments                               21,883,297               -                           21,883,297
   Accounts receivable                                  10,071,495          41,696         (77,284)  (1)     10,035,907
   Interest receivable                                     302,483               -                              302,483
   Inventory                                             4,687,665         291,027          (5,400)  (1)      4,973,292
   Deferred income taxes                                   950,988               -         195,000   (3)      2,286,431
                                                                                         1,140,443   (2)
   Prepaid expenses                                        414,407               -                              414,407
                                                    ---------------   -------------   -------------      ---------------
         Total current assets                           62,076,883         650,865       1,252,759           63,980,507

PROPERTY AND EQUIPMENT, net                              6,075,448         211,289                            6,286,737

OTHER ASSETS                                               141,372           4,174                              145,546
                                                    ---------------   -------------   -------------      ---------------

      TOTAL ASSETS                                    $ 68,293,703     $   866,328     $ 1,252,759         $ 70,412,790
                                                    ===============   =============   =============      ===============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                   $  2,511,166     $   140,000     $   (79,390)  (1)   $  2,571,776
   Accrued liabilities                                   5,225,022         310,904         500,000   (3)      6,035,926
   Unearned revenue                                         41,250               -                               41,250
   Equipment loan                                                -         300,000                              300,000
                                                    ---------------   -------------   -------------      ---------------
         Total current liabilities                       7,777,438         750,904         420,610            8,948,952

ACCRUED RENT                                               390,621               -                              390,621
DEFERRED INCOME TAXES                                      326,463               -                              326,463
CAPITAL LEASE OBLIGATIONS                                        -          25,745                               25,745

STOCKHOLDERS' EQUITY:
   Preferred Stock                                               -       3,130,000      (3,130,000)  (5)              -
   Common Stock                                            249,100           3,270             314   (5)        252,684
   Treasury Stock                                         (461,166)              -                             (461,166)
   Additional paid-in capital                           51,097,181           2,063       3,129,686   (5)     54,228,930
   Retained earnings                                     8,914,066      (3,045,654)        832,149   (4)      6,700,561
                                                    ---------------   -------------   -------------      ---------------
         Total stockholders' equity                     59,799,181          89,679         832,149           60,721,009
                                                    ---------------   -------------   -------------      ---------------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 68,293,703     $   866,328     $ 1,252,759         $ 70,412,790
                                                    ===============   =============   =============      ===============


             See notes to pro forma combined financial statements.

                              YURIE SYSTEMS, INC.
                Unaudited Pro Forma Combined Statement of Income
                  For the Nine Months Ended September 30, 1997


                                                                                            Pro Forma
                                             Yurie              Data           -----------------------------------
                                          Systems, Inc.      Labs, Inc.         Adjustments             Combined
                                          ------------      ------------       ------------           ------------
Revenues:
   Product revenue                        $ 30,436,798      $    265,918       $   (170,582) (1)      $ 30,532,134
   Service revenue                           2,913,927                --                                 2,913,927
   Other revenue                                    --                --                 --
                                          ------------      ------------       ------------           ------------
         Total Revenues                     33,350,725           265,918           (170,582)            33,446,061

Cost of Revenues:
   Cost of product revenue                  11,023,160           158,128           (191,538) (1)        10,989,750
   Cost of service revenue                   2,152,620                --                                 2,152,620
                                          ------------      ------------       ------------           ------------
         Total Cost of Revenues             13,175,780           158,128           (191,538)            13,142,370

Gross Profit                                20,174,945           107,790             20,956             20,303,691

Operating Expenses:
   General and administrative                4,121,988           605,947                                 4,727,935
   Sales and marketing                       3,686,102           750,675                                 4,436,777
   Research and development                  5,339,509           767,753                                 6,107,262
                                          ------------      ------------       ------------           ------------
         Total Operating Expenses           13,147,599         2,124,375                 --             15,271,974

Income (Loss) from Operations                7,027,346        (2,016,585)            20,956              5,031,717

Other Income (Expense)                       1,130,253            29,200                                 1,159,453
                                          ------------      ------------       ------------           ------------

Income (Loss) Before Income Taxes            8,157,599        (1,987,385)            20,956              6,191,170

Tax Provision                                3,177,000                --           (701,947) (2)         2,475,053
                                          ------------      ------------       ------------           ------------

Net Income (Loss)                         $  4,980,599      $ (1,987,385)      $    722,903           $  3,716,117
                                          ============      ============       ============           ============


NET INCOME PER COMMON SHARE:              $       0.19                                                $       0.14
                                          ============                                                ============


WEIGHTED AVERAGE SHARES OUTSTANDING:

                                            26,346,737                                                  26,705,149
                                          ============                                                ============


             See notes to pro forma combined financial statements.

                              YURIE SYSTEMS, INC.
                Unaudited Pro Forma Combined Statement of Income
                  For the Nine Months Ended September 30, 1996


                                                                                           Pro Forma
                                             Yurie              Data           ----------------------------------
                                          Systems, Inc.      Labs, Inc.         Adjustments            Combined
                                          ------------      ------------       ------------          ------------
Revenues:
   Product revenue                        $ 13,023,251      $        995       $         --          $ 13,024,246
   Service revenue                           1,622,614            37,260                                1,659,874
   Other revenue                               391,667                --                                  391,667
                                          ------------      ------------       ------------          ------------
         Total Revenues                     15,037,532            38,255                 --            15,075,787

Cost of Revenues:
   Cost of product revenue                   4,536,284                --                 --             4,536,284
   Cost of service revenue                   1,094,741            19,250                                1,113,991
                                          ------------      ------------       ------------          ------------
          Total Cost of Revenues             5,631,025            19,250                 --             5,650,275

Gross Profit                                 9,406,507            19,005                 --             9,425,512

Operating Expenses:
   General and administrative                1,733,013           221,841                                1,954,854
   Sales and marketing                         790,256           130,098                                  920,354
   Research and development                  2,379,923           323,409                                2,703,332
                                          ------------      ------------       ------------          ------------
          Total Operating Expenses           4,903,192           675,348                 --             5,578,540

Income (Loss) from Operations                4,503,315          (656,343)                --             3,846,972

Other Income (Expense)                          62,064             4,677                                   66,741
                                          ------------      ------------       ------------          ------------

Income (Loss) Before Income Taxes            4,565,379          (651,666)                --             3,913,713

Tax Provision                                1,826,152                --           (254,150) (2)        1,572,002
                                          ------------      ------------       ------------          ------------

Net Income (Loss)                         $  2,739,227      $   (651,666)      $    254,150          $  2,341,711
                                          ============      ============       ============          ============


NET INCOME PER COMMON SHARE:              $       0.13                                               $       0.11
                                          ============                                               ============


WEIGHTED AVERAGE SHARES OUTSTANDING:

                                            21,750,808                                                 22,109,220
                                          ============                                               ============


              See notes to pro forma combined financial statements.

                              YURIE SYSTEMS, INC.
               Unaudited Pro Forma Combined Statement of Income
                     For the Year Ended December 31, 1996


                                                                                             Pro Forma
                                             Yurie              Data           ------------------------------------
                                          Systems, Inc.      Labs, Inc.        Adjustments               Combined
                                          ------------      ------------       ------------            ------------
Revenues:
   Product revenue                        $ 18,728,525      $     75,058       $    (65,890)  (1)      $ 18,737,693
   Service revenue                           2,490,563            37,260                                  2,527,823
   Other revenue                               391,667                 -                                    391,667
                                          ------------      ------------       ------------            ------------
         Total Revenues                     21,610,755           112,318            (65,890)             21,657,183

Cost of Revenues:
   Cost of product revenue                   6,783,520            62,216            (39,534)  (1)         6,806,202
   Cost of service revenue                   1,635,427            30,885                                  1,666,312
                                          ------------      ------------       ------------            ------------
          Total Cost of Revenues             8,418,947            93,101            (39,534)              8,472,514

Gross Profit                                13,191,808            19,217            (26,356)             13,184,669

Operating Expenses:
   General and administrative                2,699,606           280,714                                  2,980,320
   Sales and marketing                       1,547,120           332,899                                  1,880,019
   Research and development                  3,846,654           581,156                                  4,427,810
                                          ------------      ------------       ------------            ------------
          Total Operating Expenses           8,093,380         1,194,769                  -               9,288,149

Income (Loss) from Operations                5,098,428        (1,175,552)           (26,356)              3,896,520

Other Income (Expense)                          83,375             7,259                                     90,634
                                          ------------      ------------       ------------            ------------

Income (Loss) Before Income Taxes            5,181,803        (1,168,293)           (26,356)              3,987,154

Tax Provision                                2,029,395                 -           (465,913)  (2)         1,563,482
                                          ------------      ------------       ------------            ------------

Net Income (Loss)                         $  3,152,408      $ (1,168,293)      $    439,557            $  2,423,672
                                          ============      ============       ============            ============


NET INCOME PER COMMON SHARE:              $       0.14                                                 $       0.11
                                          ============                                                 ============


WEIGHTED AVERAGE SHARES OUTSTANDING:

                                            21,811,082                                                   22,169,494
                                          ============                                                 ============

             See notes to pro forma combined financial statements.

                              YURIE SYSTEMS, INC.
                Unaudited Pro Forma Combined Statement of Income
                      For the Year Ended December 31, 1995


                                                                                          Pro Forma
                                             Yurie              Data           -------------------------------
                                          Systems, Inc.      Labs, Inc.        Adjustments          Combined
                                          ------------      ------------       ------------       ------------
Revenues:
   Product revenue                        $  2,869,937      $      9,945       $         --       $  2,879,882
   Service revenue                           1,992,669           641,247                             2,633,916
   Other revenue                             1,108,333                --                             1,108,333
                                          ------------      ------------       ------------       ------------
         Total Revenues                      5,970,939           651,192                 --          6,622,131

Cost of Revenues:
   Cost of product revenue                   1,326,702             2,264                 --          1,328,966
   Cost of service revenue                   1,184,093           146,009                             1,330,102
                                          ------------      ------------       ------------       ------------
          Total Cost of Revenues             2,510,795           148,273                 --          2,659,068

Gross Profit                                 3,460,144           502,919                 --          3,963,063

Operating Expenses:
   General and administrative                1,588,154           282,485                             1,870,639
   Sales and marketing                              --             4,701                                 4,701
   Research and development                    427,815           134,782                               562,597
                                          ------------      ------------       ------------       ------------
          Total Operating Expenses           2,015,969           421,968                 --          2,437,937

Income from Operations                       1,444,175            80,951                 --          1,525,126

Other Income (Expense)                          13,341           (15,117)                               (1,776)
                                          ------------      ------------       ------------       ------------

Income Before Income Taxes                   1,457,516            65,834                 --          1,523,350

Tax Provision                                  560,661            14,024                               574,685
                                          ------------      ------------       ------------       ------------

Net Income                                $    896,855      $     51,810       $         --       $    948,665
                                          ============      ============       ============       ============


NET INCOME PER COMMON SHARE:              $       0.04                                            $       0.04
                                          ============                                            ============


WEIGHTED AVERAGE SHARES OUTSTANDING:

                                            21,710,064                                              22,068,476
                                          ============                                            ============


              See notes to pro forma combined financial statements.

                             YURIE SYSTEMS, INC.
             Notes to Unaudited Pro Forma Combined Financial Data

Note 1: The pro forma financial data reflects the issuance of 358,412 shares of Yurie Systems, Inc. common stock for an aggregate of 8,029,700 shares of preferred and common stock of Data Labs (including warrants, vested options and 206,500 unvested options representing 50% of the unvested options of Data Labs) in connection with the merger.

Note 2: The adjustments to the pro forma combined financial data are as follows:

       (1) To eliminate intercompany sales and/or record related gross profit upon realization.

       (2) To eliminate the valuation allowance attributable to the net operating loss carryforwards.

       (3) To record the accrual of costs incurred to consummate the Merger.

       (4) To record current period effect of pro forma adjustments on net income and recognize carryover effect of prior period pro forma adjustments.

       (5) To record the exchange of stock.

Note 3: The pro forma statements of income exclude the estimated non-recurring merger costs of approximately $500,000.

                    Report of Independent Public Accountants



To Data Labs, Inc.:

We have audited the accompanying balance sheets of Data Labs, Inc., a Delaware Corporation, as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Data Labs, Inc., as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         /s/ Arthur Andersen LLP
                                        ----------------------------------------
                                             Arthur Andersen LLP


Washington, D.C.
  March 10, 1997

                                Data Labs, Inc.


                                 Balance Sheets
                        As of December 31, 1996 and 1995


                                                     Assets

                                                                                                 1996              1995
                                                                                             -----------       -----------
Current assets:
     Cash and cash equivalents                                                               $ 2,016,252       $    22,756
     Accounts receivable                                                                          74,084            62,898
     Prepaid expenses and other assets                                                            17,319             3,672
                                                                                             -----------       -----------
         Total current assets                                                                  2,107,655            89,326

Furniture and equipment                                                                          209,970            47,372
                                                                                             -----------       -----------
                  Total assets                                                               $ 2,317,625       $   136,698
                                                                                             ===========       ===========

                                         Liabilities and Stockholders' Equity


Current liabilities:
     Accounts payable                                                                        $   110,015       $      --
     Accrued expenses and other current liabilities                                               93,587            23,425
                                                                                             -----------       -----------
                  Total current liabilities                                                      203,602            23,425

Capital lease obligations, net of current portion                                                 38,210              --
                                                                                             -----------       -----------
                  Total liabilities                                                              241,812            23,425

Commitments and contingencies (Note 5)

Stockholders' equity:
     Series A - Preferred stock, $.001 par value, 3,200,000 shares authorized,
       3,130,000 and none issued or outstanding in 1996 and 1995, respectively, entitled to $1 per share liquidation preference ($3,130,000 in the aggregate)
                                                                                               3,130,000              --
     Series A1 - Preferred stock, $.001 par value, 3,200,000 authorized, none issued or
       outstanding                                                                                  --                --
     Common stock, $.001 par value, 10,000,000 shares authorized, 3,257,534 and
       3,249,200 issued and outstanding in 1996 and 1995, respectively                             3,258             3,249
     Additional paid-in capital                                                                      824              --
     Accumulated deficit                                                                      (1,058,269)          110,024
                                                                                             -----------       -----------
                                                                                               2,075,813           113,273
                                                                                             -----------       -----------
                  Total liabilities and stockholders' equity                                 $ 2,317,625       $   136,698
                                                                                             ===========       ===========


     The accompanying notes are an integral part of these balance sheets.

                                Data Labs, Inc.


                           Statements of Operations
                For the Years Ended December 31, 1996 and 1995


                                                           1996                1995
                                                       -----------         -----------
Revenues:
     Product sales                                     $    75,058         $     9,945
     Contract                                               37,260             641,247
                                                       -----------         -----------
                  Total revenues                           112,318             651,192

Operating expenses:
     Costs of revenues                                      93,101             148,273
     Sales and marketing                                   332,899               4,701
     General and administrative                            280,714             282,485
     Research and development                              581,156             134,782
                                                       -----------         -----------
                  Total operating expenses               1,287,870             570,241

Other (income) expense                                      (7,259)             15,117
                                                       -----------         -----------

Income (loss) before provision for income taxes         (1,168,293)             65,834

Provision for income taxes                                    --                14,024
                                                       -----------         -----------
Net income (loss)                                      $(1,168,293)        $    51,810
                                                       ===========         ===========


       The accompanying notes are an integral part of these statements.

                                 Data Labs, Inc.


                       Statements of Stockholders' Equity
                 For the Years Ended December 31, 1996 and 1995


                                                         Common Stock
                                                   ------------------------
                                                                               Additional
                                     Preferred                                   Paid-in       Accumulated
                                       Stock        Shares         Amount        Capital         Deficit         Total
                                  -----------      ---------    -----------    -----------    -----------     -----------
Balance, December 31, 1994        $      --        3,249,200    $     3,249    $      --      $    58,214     $    61,463
     Net income                          --             --             --             --           51,810          51,810
                                  -----------      ---------    -----------    -----------    -----------     -----------
Balance, December 31, 1995               --        3,249,200          3,249           --          110,024         113,273
     Exercise of stock options           --            8,334              9            824           --               833
     Preferred stock issuance       3,130,000           --             --             --             --         3,130,000
     Net loss                            --             --             --             --       (1,168,293)     (1,168,293)
                                  -----------      ---------    -----------    -----------    -----------     -----------
Balance, December 31, 1996        $ 3,130,000      3,257,534    $     3,258    $       824    $(1,058,269)    $ 2,075,813
                                  ===========      =========    ===========    ===========    ===========     ===========


        The accompanying notes are an integral part of these statements.

                                 Data Labs, Inc.


                            Statements of Cash Flows
                 For the Years Ended December 31, 1996 and 1995


                                                                                             1996            1995
                                                                                         -----------      -----------
Cash flows from operating activities:
     Net (loss) income                                                                   $(1,168,293)     $51,810
     Adjustments to reconcile net (loss) income to net cash flows provided by operating activities-
         Depreciation                                                                         37,015       15,833
         Changes in assets and liabilities:
              Accounts receivable                                                            (11,186)     (62,898)
              Prepaid expenses and other assets                                              (13,647)      29,803
              Accounts payable                                                               110,015          -
              Accrued expenses and other current liabilities                                  53,542       23,425
                                                                                         -----------      -------
                                                                                            (992,554)      57,973
                                                                                         -----------      -------

Cash flows used in investing activities:
     Purchase of furniture and equipment                                                    (144,783)     (36,886)
                                                                                         -----------      -------

Cash flows from financing activities:
     Preferred stock issuance                                                              3,130,000            -
     Common stock issuance                                                                       833            -
                                                                                         -----------      -------
                                                                                           3,130,833            -
                                                                                         -----------      -------

Net increase in cash and cash equivalents                                                  1,993,496       21,087

Cash and cash equivalents, beginning of year                                                  22,756        1,669
                                                                                         -----------      -------
Cash and cash equivalents, end of year                                                   $ 2,016,252      $22,756
                                                                                         ===========      =======

Supplemental disclosure:
     Cash paid during the year for income taxes                                                    -       14,024

Supplemental schedule of noncash investing and financing activities:
     In 1996, the Company entered into capital leases totaling $55,000 for equipment


       The accompanying notes are an integral part of these statements.

                                 Data Labs, Inc.


                          Notes to Financial Statements
                        As of December 31, 1996 and 1995



1.   The Company:

Business

Data Labs, Inc. (the "Company") designs, manufactures and markets telecommunications and data communications networking products. These products enable network administrators to preserve existing network infrastructures and meet current technology needs while still allowing for future expansion. The Company currently markets and sells their products to network service providers, equipment vendors and end users.

The Company is in the early stages of developing the market for its products. Certain products proposed to be offered by the Company have not been fully developed and will require additional research and development. There can be no assurance that the Company's research and development activities will result in the development of additional products that can be marketed in a commercially successful manner, or that any such products will be able to compete with other products that may be marketed at the time the Company's products become available. The Company is dependent on the principal members of its technical and management staff, and the loss of any of their services may impede the achievement of certain of the Company's product development activities.

The continued development of the Company's products and markets will require substantial additional capital. There can be no assurance that the Company will be able to obtain additional financing when needed, if at all, or on terms acceptable to the Company.

Recapitalization of Common Stock

The Company, a Maryland corporation, elected to change its capital structure in June 1996 and reincorporate into Data Labs, Inc., a Delaware corporation (the "Recapitalization"). Pursuant to the Recapitalization and amended certificate of incorporation, the Company exchanged existing outstanding common stock for 3,249,200 shares of $.001 par value common stock completing a 50 to 1 stock split. All amounts have been restated to reflect the 50 to 1 stock split and change in par value.

2. Summary of Significant Accounting Policies:

Revenue Recognition

Revenue relating to product sales is generally recognized upon shipment. Revenue under product development contracts is recognized on a percentage-of-completion basis.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of 90 days or less as cash equivalents. Cash equivalents at December 31, 1996, consist primarily of U.S. Treasury bills and certificates of deposit. All investments are classified as held-to-maturity securities and, accordingly, are carried at cost.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company had concentrations of cash in a single bank in the form of demand deposits and certificates of deposit totaling approximately $980,000 at December 31, 1996.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and fixtures, computers, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally three to five years.

Furniture and equipment consist of the following:


                                               As of December 31,
                                            -----------------------
                                               1996          1995
                                            ---------     ---------
          Furniture and fixtures            $  13,838     $   9,494
          Computers and equipment             261,109        65,840
                                            ---------     ---------
                                              274,947        75,334
          Less- Accumulated depreciation      (64,977)      (27,962)
                                            ---------     ---------
                     Total                  $ 209,970     $  47,372
                                            =========     =========


SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was adopted by the Company for fiscal year ending December 31, 1996. The adoption did not have a material effect on the Company's financial position.

3.   Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities consist of the following:


                                                         As of December 31,
                                                         ------------------
                                                           1996      1995
                                                         -------    -------
          Salaries                                       $37,512    $ 7,317
          Vacation                                        38,265     16,108
          Current portion of capital lease obligation     16,620       --
          Other                                            1,190       --
                                                         -------    -------
                    Total                                $93,587    $23,425
                                                         =======    =======


4.   Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At December 31, 1996, the Company had a net operating loss carryforward of approximately $1.1 million for Federal income tax reporting purposes. The amount of U.S. net operating loss carryforwards available to be issued in any given year may be limited in the event of significant changes in ownership of the Company.

SFAS No. 109 requires that the tax benefit of financial reporting net operating losses and tax credits be recorded as an asset to the extent that management assesses the utilization of such net operating losses and tax credits to be "more likely than not." As of December 31, 1996, the Company's net deferred tax assets were approximately $400,000 and a valuation reserve was recorded against the entire amount.

5. Commitments and Contingencies:

The Company is obligated under an operating lease for space in its office building and capital lease obligations for equipment. The lease term expires in March 1999 and May 2000, respectively.

Future minimum lease payments are as follows:


        Year Ended
       December 31,
       ------------
           1997                                         $110,535
           1998                                          113,355
           1999                                           41,346
           2000                                            4,970
                                                       ---------
                  Total                                 $270,206
                                                       =========


Rent expense charged to operations during the years ended December 31, 1996 and 1995, was $55,612 and $36,589, respectively.

6.   Stock Option Plan:

During 1996, the Company adopted a stock option plan (the "Plan") and reserved 2,100,800 shares for issuance. The Board of Directors administers the Plan and determines the price, vesting, and other terms upon which awards shall be made. All options have been granted with an exercise price equal to the fair market value of the Company's common stock on date of grant as determined by the Board of Directors. Options granted under the Company's plan generally expire three months after termination of employment or five to ten years after date of grant. A summary of option transactions during 1996 is as follows.

                                                                                                  Option
                                                                                   Weighted        Price
                                                                  Number of        Average          Per
                                                                Stock Options   Exercise Price     Share
                                                                -------------   --------------    -------
           Outstanding at January 1, 1996                             -                -             -
                Options granted                                    837,000        $.10 - $.11    $.10 - $.11
                Options exercised                                   (8,334)           $.10          $.10
                                                               -----------        -----------    -----------
           Outstanding at December 31, 1996                        828,666        $.10 - $.11    $.10 - $.11
                                                               ===========        ===========    ===========
           Exercisable at December 31, 1996                        357,502            $.10       $.10 - $.11
           Unexercisable at December 31, 1996                      471,164            $.10       $.10 - $.11


The Company accounts for the Plan under APB Opinion No. 25, under which no compensation cost has been recognized. Net loss, on a pro forma basis assuming that the Company had determined compensation cost consistent with SFAS No. 123, would have been increased by $55,000 to $1,223,293 in 1996.

The fair value for options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for 1996: risk free interest rates of 6.33 percent during the period, no expected dividend yields, no volatility in the expected market price of the Company's common stock and the estimated life of the option is the contractual term of the option. The weighted average fair value of options granted during 1996 was $.05.

7. Preferred Stock:

In July 1996, the Company amended it's certificate of incorporation to authorize two new classes of Convertible, Redeemable, and Voting preferred stock ("Preferred Stock"). Preferred Stock can be issued in two series, A and A1. Dividends are not cumulative and are paid at the rate of $.10 per share, per annum, if declared by the Board of Directors. No series A1 Preferred Stock has been issued.

In 1996, the Company issued 3,130,000 shares of Series A preferred stock for $1 per share. The Preferred Stock is redeemable any time after June 30, 2001, upon written request of not less than sixty-five percent of the outstanding preferred stockholders. The redemption shall be paid in cash equal to the original issue price per share ($1) plus any declared but unpaid dividends. The declared and unpaid dividends accrue interest at the rate of 10 percent compounded annually.

Each share of the Preferred Stock is convertible into common stock at any time prior to the fifth day before redemption of the Preferred Stock at a 1 to 1 ratio. The Preferred Stock automatically converts to common stock upon a firm commitment of an underwritten public offering, at not less than $5.00 per share or $10,000,000 in aggregate proceeds. Conversion to common stock can also occur upon written request of 65 percent of the outstanding preferred stockholders.

In the event of liquidation, dissolution, or winding up of the Company, the holders of each share of Preferred Stock are entitled to redeem their shares for $1 for each outstanding share of Preferred Stock.

The Preferred Stock and other shareholder agreements provide for certain registration rights, preemptive rights with respect to future issuances of equity securities and rights of first refusal and co-sale in the event that the stockholders sell their shares.

Warrants

In connection with the issuance of the series A preferred stock the Company issued 900,000 warrants to purchase common stock at $.10 a share. The warrants have a 10 year term.

8. Stock Purchase Agreements:

The Company has in place several contingent stock purchase agreements whereby the Company reserves the right to repurchase shares of common stock from key employees upon termination of employment. The amount of shares that the Company can repurchase decreases ratably over a four year period. In the event of voluntary termination or termination for cause by the Company the purchase price is $.002 per share, the employee's original purchase price. If termination is for any other reason the purchase price will be the fair market value at the date of termination.

9. Line of Credit:

In October 1996, the Company entered into a line-of-credit agreement for $400,000 that matures on April 5, 1998. The line of credit accrues interest at a rate of prime plus 1-1/2 percent. There were no borrowings outstanding at December 31, 1996.

                                Data Labs, Inc.


                                Balance Sheets
                As of September 30, 1997 and December 31, 1996


                                    Assets

                                                  September 30,    December 31,
                                                       1997            1996
                                                  -------------    -------------
                                                   (Unaudited)
Current assets:
  Cash and cash equivalents                       $     318,142    $   2,016,252
  Accounts receivable                                    41,696           74,084
  Inventory                                             291,027             -
  Prepaid expenses and other current assets                -              17,319
                                                  -------------    -------------
                   Total current assets                 650,865        2,107,655

Furniture and equipment                                 211,289          209,970

Deposits                                                  4,174             -
                                                  -------------    -------------
                   Total assets                   $     866,328    $   2,317,625
                                                  =============    =============

                     Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable                                $     140,000    $     110,015
  Accrued expenses and other current liabilities        310,904           93,587
  Line of credit                                        300,000             -
                                                  -------------    -------------
           Total current liabilities                    750,904          203,602

Capital lease obligations, net of current portion        25,745           38,210
                                                  -------------    -------------
           Total liabilities                            776,649          241,812

Commitments and Contigencies

Stockholders' equity:
  Series A-Preferred stock $.001 par value,
    3,200,000 shares authorized, 3,130,000
    outstanding as of September 30, 1997
    and December 31, 1996                             3,130,000        3,130,000
  Series A1-Preferred stock, $.001 par value,
    3,200,000 authorized, none issued or
    outstanding                                            -                -

  Common stock, $.001 par value, 10,000 shares
    authorized, 3,270,035 and 3,257,534 issued
    and outstanding as of September 30, 1997
    and December 31, 1996, respectively                   3,270            3,258
  Additional paid-in capital                              2,063              824
  Accumulated deficit                                (3,045,654)      (1,058,269)
                                                  -------------    -------------
                                                         89,679        2,075,813
                                                  -------------    -------------

           Total liabilities and stockholders'
             equity                               $     866,328    $   2,317,625
                                                  =============    =============


                                Data Labs, Inc.


                           Statements of Operations

             For the Nine Months Ended September 30, 1997 and 1996

                                  (unaudited)


                                              1997               1996
                                         -------------       ------------
                                           (unaudited)        (unaudited)
Revenues:
     Product sales                        $   265,918         $      995
     Contract                                                     37,260
                                         -------------       ------------
            Total revenues                    265,918             38,255

Operating Expenses
     Costs of revenues                        158,128             19,250
     Sales and marketing                      750,675            130,098
     General and administrative               605,947            221,841
     Research and development                 767,753            323,409
                                         -------------       ------------
            Total operating expenses        2,282,503            694,598

Other income, net                             (29,200)            (4,677)
                                         -------------       ------------
Net loss                                  $(1,987,385)        $ (651,666)
                                         =============       ============

                                Data Labs, Inc.


                           Statements of Cash Flows
             For the Nine Months Ended September 30, 1997 and 1996
                                  (unaudited)


                                                                        1997                      1996
                                                                  --------------            ---------------
                                                                    (unaudited)                (unaudited)
Cash flows from operating activities:
     Net loss                                                     $  (1,987,385)            $     (592,957)
     Adjustments to reconcile net loss to net cash flows
       provided by operating activities-
          Depreciation                                                   39,093                     12,317
          Changes in assets and liabilities:
              Accounts receivable                                        32,388                     62,898
              Inventory                                                (291,027)                         -
              Prepaid expenses and other current assets                  17,319                     (4,096)
              Deposits                                                   (4,174)
              Accounts payable                                           29,985                     34,902
              Accrued expenses                                          217,317                     75,555
                                                                  --------------            ---------------
                                                                     (1,946,484)                  (411,381)
                                                                  --------------            ---------------

Cash flows used in investing activities:
     Purchase of furniture and equipment                                (40,412)                   (51,539)
                                                                  --------------            ---------------

Cash flows from financing activities:
     Preferred stock issuance                                                 -                  3,055,000
     Common stock issuance                                                1,251                          -
     Proceeds from line of credit                                       300,000                          -
     Payments of capital lease obligation                               (12,465)                         -
                                                                  --------------            ---------------
                                                                        288,786                  3,055,000
                                                                  --------------            ---------------

Net increase (decrease) in cash and cash equivalents                 (1,698,110)                 2,592,080
Cash and cash equivalents, beginning of period                        2,016,252                     22,756
                                                                  --------------            ---------------
Cash and cash equivalents, end of period                          $     318,142             $    2,614,836
                                                                  ==============            ===============

Supplemental disclosure:
    Cash paid during the period for interest                             11,200                          -
                                                                  ==============            ===============

The following pages 22 through 32 set forth the information contained in the Quarterly Report on Form 10-Q of Yurie Systems, Inc. for the quarter ended September 30, 1997.

                              YURIE SYSTEMS, INC.

         BALANCE SHEETS AS OF SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                         SEPTEMBER 30,      DECEMBER 31,
                                                                              1997              1996
                                                                       ----------------    --------------
                              ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                               $22,766,548       $ 3,229,069
   Restricted cash                                                           1,000,000               ---
   Short term investments                                                   21,883,297               ---
   Accounts receivable (1)                                                  10,071,495         4,985,166
   Interest receivable                                                         302,483               ---
   Inventory                                                                 4,687,665         2,599,915
   Deferred offering costs                                                         ---           910,442
   Deferred income taxes                                                       950,988             9,301
   Prepaid expenses                                                            414,407           392,881
                                                                       ----------------    --------------
     Total current assets                                                   62,076,883        12,126,774

PROPERTY AND EQUIPMENT, net                                                  6,075,448         2,031,301

OTHER ASSETS                                                                   141,372            57,756
                                                                       ----------------    --------------
   TOTAL ASSETS                                                            $68,293,703       $14,215,831
                                                                       ================    ==============

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                        $ 2,511,166       $ 1,969,714
   Accrued liabilities                                                       5,225,022         3,156,385
   Unearned revenue                                                             41,250               ---
                                                                       ----------------    --------------
     Total current liabilities                                               7,777,438         5,126,099

ACCRUED RENT                                                                   390,621            14,932
DEFERRED INCOME TAXES                                                          326,463            19,310
STOCKHOLDERS' EQUITY:
Preferred Stock, par value $.01, authorized 10,000,000 shares,                     ---               ---
     none issued
Common Stock, par value $.01; 50,000,000 shares authorized;
     issued and outstanding, 24,909,976 shares at September 30,
     1997 and 20,608,400 shares at December 31, 1996                           249,100           206,084
Treasury Stock, 15,950 shares outstanding at September 30,
     1997                                                                     (461,166)              ---
Additional paid-in capital                                                  51,097,181         4,915,939
Retained earnings                                                            8,914,066         3,933,467
                                                                       ----------------    --------------
     Total stockholders' equity                                             59,799,181         9,055,490
                                                                       ----------------    --------------
  TOTAL LIABILITIES AND STOCKHOLDERS'  EQUITY                              $68,293,703       $14,215,831
                                                                       ================    ==============

_____________________
(1) Accounts receivable includes amounts from related parties of $1,051,460 at September 30, 1997 (unaudited).

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

          STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)

                                              THREE MONTHS ENDED           NINE MONTHS ENDED
                                                SEPTEMBER 30,                SEPTEMBER 30,
                                              1997         1996            1997         1996
                                         --------------------------   --------------------------
REVENUE:
   Product revenue                         $13,037,809  $ 5,631,692     $30,436,798  $13,023,251
   Service revenue                           1,034,844      601,093       2,913,927    1,622,614
   Other revenue                                   ---          ---             ---      391,667
                                         --------------------------   --------------------------
         Total revenue (1)                  14,072,653    6,232,785      33,350,725   15,037,532

COSTS OF REVENUE:
   Cost of product revenue                   4,626,156    2,178,989      11,023,160    4,536,284
   Cost of service revenue                     783,547      365,628       2,152,620    1,094,741
                                         --------------------------   --------------------------
         Total costs of revenue              5,409,703    2,544,617      13,175,780    5,631,025
                                         --------------------------   --------------------------

GROSS PROFIT                                 8,662,950    3,688,168      20,174,945    9,406,507

OPERATING EXPENSES:
   Research and development                  2,010,304    1,033,865       5,339,509    2,379,923
   Sales and marketing                       1,389,582      504,238       3,686,102      790,256
   General and administrative                1,793,229      896,798       4,121,988    1,733,013
                                         --------------------------   --------------------------
         Total operating expenses            5,193,115    2,434,901      13,147,599    4,903,192
                                         --------------------------   --------------------------

INCOME FROM OPERATIONS                       3,469,835    1,253,267       7,027,346    4,503,315

   Other income                                401,354        7,540       1,130,253       62,064
                                         --------------------------   --------------------------
INCOME BEFORE INCOME TAX PROVISION           3,871,189    1,260,807       8,157,599    4,565,379

   Provision for income taxes                1,504,705      504,323       3,177,000    1,826,152
                                         --------------------------   --------------------------
           NET INCOME                      $ 2,366,484  $   756,484     $ 4,980,599  $ 2,739,227
                                         ==========================   ==========================

NET INCOME PER COMMON SHARE                $      0.09        $0.03           $0.19        $0.13
                                         ==========================   ==========================

WEIGHTED AVERAGE SHARES OUTSTANDING         27,294,972   21,750,808      26,346,737   21,750,808
                                         ==========================   ==========================

________________________

(1) Revenue includes amounts from related parties of $7,172,832 and $11,991,002 for the three and nine months ended September 30, 1997, respectively (unaudited).

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

            STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTHS
                       ENDED SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,                   SEPTEMBER 30,
                                                              1997           1996             1997           1996
                                                        ------------------------------   ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                             $  2,366,482    $  756,484      $  4,980,599   $ 2,739,227
   Adjustments to reconcile net income to net cash
   provided by operating activities:
         Depreciation                                          349,110        67,051           745,694       148,422
         Compensation due to stock issuance                        ---           ---           120,500           ---
         Deferred income taxes                                  93,939      (232,646)         (634,534)     (232,646)
   Changes in assets and liabilities:
         Accounts receivable                                (1,160,987)    1,902,248        (5,086,329)     (486,666)
         Restricted cash                                    (1,000,000)          ---        (1,000,000)          ---
         Interest receivable                                   103,132           ---          (302,483)          ---
         Advances                                              740,477           ---               ---           ---
         Inventory                                            (689,115)     (657,861)       (2,087,750)     (621,890)
         Prepaid expenses                                      (12,262)     (132,931)          (21,526)     (193,683)
         Other assets                                           (4,910)       (5,644)          (83,616)      (31,784)
         Accounts payable                                      844,003     1,094,010           541,452     1,939,606
         Accrued expenses                                    1,931,202       969,968         2,068,637     1,568,640
         Income taxes payable                                1,116,256      (118,031)        1,857,783      (238,920)
         Unearned revenue                                       41,250     2,004,235            41,250    (1,153,765)
         Accrued rent                                          291,868        (3,576)          375,689        (8,047)
                                                        ------------------------------   ---------------------------
   Net cash provided by operating activities                 5,010,445     5,643,307         1,515,366     3,428,494
                                                        ------------------------------   ---------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Short term investments                             (9,002,185)          ---       (21,883,297)          ---
         Purchase of property and equipment                 (1,855,764)     (280,632)       (4,789,841)     (859,940)
                                                        ------------------------------   ---------------------------
  Net cash used in investing activities                    (10,857,949)     (280,632)      (26,673,138)     (859,940)
                                                        ------------------------------   ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
          Net proceeds from issuance of common stock          (127,625)     (146,815)       44,695,251      (146,815)
                                                        ------------------------------   ---------------------------
   Net cash provided by (used in) financing activities        (127,625)     (146,815)       44,695,251      (146,815)
                                                        ------------------------------   ---------------------------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                               (5,975,129)    5,215,860        19,537,479     2,421,739
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                                    28,741,677       985,679         3,229,069     3,779,800
CASH AND CASH EQUIVALENTS, END OF PERIOD                  $ 22,766,548    $6,201,539      $ 22,766,548   $ 6,201,539
                                                        ==============================   ===========================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
          Cash paid for income taxes                      $    600,000    $  855,000      $  2,075,450   $ 2,296,000
                                                        ==============================   ===========================

                       See notes to financial statements.

                              YURIE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 1 - DESCRIPTION OF BUSINESS

     Yurie Systems, Inc. (the "Company") is a Delaware corporation that was incorporated in February 1992. The Company designs, manufactures, markets and services asynchronous transfer mode (''ATM'') access products for telecommunications service providers, Internet service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency.

NOTE 2 - BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements have been prepared in accordance with Regulation S-X pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information not misleading.

     In the opinion of management, the unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position as of September 30, 1997, the results of operations for the three and nine month periods ended September 30, 1997 and 1996, and the cash flows for the three and nine month periods ended September 30, 1997 and 1996. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

NOTE 3 - SHORT TERM INVESTMENTS

     The Company's short term investments at September 30, 1997 are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity.

NOTE 4 - ACCOUNTS RECEIVABLE

  Accounts receivable consisted of the following:

                                             SEPTEMBER 30,    DECEMBER 31,
                                                1997              1996
                                           ---------------    ------------
     Billed                                    $ 9,907,825      $4,166,149
     Unbilled                                      407,331         764,863
     Other                                          13,239          54,154
     Allowance for doubtful accounts              (256,900)            ---
                                           ---------------    ------------
          Total accounts receivable            $10,071,495      $4,985,166
                                           ===============    ============

NOTE 5 - INVENTORY

  Inventory consisted of the following:

                                            SEPTEMBER 30,     DECEMBER 31,
                                                1997              1996
                                           ---------------    ------------
     Raw materials                             $ 1,935,899      $1,836,581
     Work-in-process                             1,324,768         688,686
     Finished goods                              1,426,998          74,648
                                           ---------------    ------------
           Total inventory                     $ 4,687,665      $2,599,915
                                           ===============    ============

NOTE 6 - ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                              SEPTEMBER 30,    DECEMBER 31,
                                                  1997             1996
                                             ---------------   ------------
     Accrued salaries and employee benefits       $2,481,178     $1,563,704
     Accrued sales and use tax                       418,747        272,784
     Warranty accrual                              1,819,620        544,306
     Deferred offering costs                             ---        653,000
     Other accrued liabilities                       505,477        122,591
                                             ---------------   ------------
           Total accrued liabilities              $5,225,022     $3,156,385
                                             ===============   ============

NOTE 7 - COMMITMENTS

     On May 1, 1997, the Company entered into a lease for approximately 137,000 rentable square feet. This facility is being used as the Company's principal offices. The lease commenced on June 1, 1997 and expires on November 30, 2004. Rental payments begin on December 1, 1997, with the monthly rent being recorded on a straight line basis over the life of the lease.

NOTE 8 - RELATED PARTY TRANSACTIONS

     In March 1997, one of the Company's officers became a majority shareholder in and the acting Chairman of the Board of Splitrock Services, Inc. ("Splitrock") a corporation that provides communications services specifically configured to meet the needs of large network users. Yurie had product sales to this company totaling $6,645,840 and $11,464,010 during the three and nine months ended September 30, 1997, respectively. In addition, during the third quarter of this year, Yurie generated service revenue totaling $526,992 from this company. At September 30, 1997, accounts receivable from Splitrock totaled $1,051,460.

NOTE 9 - EARNINGS PER SHARE

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (EPS) which simplifies the standards for computing EPS previously found in APB Opinion No. 15 and makes them comparable to international EPS standards. The Statement is effective for financial statements issued for periods ending after December 15, 1997. Had the following statement been effective for the three and nine months ended September 30, 1997 and 1996, earnings per share would have been presented as follows:

                                   THREE MONTHS ENDED    NINE MONTHS ENDED
                                      SEPTEMBER 30,         SEPTEMBER 30,
                                     1997      1996        1997     1996
                                  --------------------  -------------------
Earnings per common share              $ .10     $ .04       $ .21    $ .14
                                  ====================  ===================

Earnings per common share -
     assuming dilution                 $ .09     $ .03       $ .19    $ .13
                                  ====================  ===================

NOTE 10 - INITIAL PUBLIC OFFERING

     On February 5, 1997, the Company completed its initial public offering and sold an aggregate of 4,000,000 shares of Common Stock at $12.00 per share, resulting in net proceeds of $44,640,000 after deducting underwriting discounts. Other deferred offering costs related to the initial public offering totaling $1,403,863 as of September 30, 1997 have been netted against paid-in capital.

NOTE 11 - SUBSEQUENT EVENT

On November 3, 1997, the Company announced plans to acquire privately-held Data Labs, Inc., a Delaware corporation, based in Maryland that manufactures and markets branch office ATM access products. The proposed transaction will be structured as a tax free stock-for-stock merger, and is intended to be accounted for as a pooling-of-interests for financial accounting purposes. The transaction is subject to customary conditions including execution of a definitive merger agreement and approval by the boards of directors of both Yurie and Data Labs and the stockholders of Data Labs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Private Securities Litigation Reform Act provides a "safe harbor" for forward-looking statements. Certain statements included in this Quarterly Report on Form 10-Q are forward-looking. Such forward-looking statements, in addition to information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Form 10-Q, are based on the Company's current expectations and are subject to a number of risks and uncertainties that could cause actual future results to differ significantly from results expressed or implied in any forward-looking statements made by, or on behalf of, the Company. The Company assumes no obligation to update any forward-looking statements contained herein or that may be made from time to time by, or on behalf of, the Company. Information presented in this Form 10-Q should be read in conjunction with the Company's Annual Report on Form 10-K and prior Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

     References made in this Quarterly Report on Form 10-Q to "Yurie", the "Company" or the "Registrant" refer to Yurie Systems, Inc.

OVERVIEW

     Yurie Systems, Inc. is a Delaware corporation that was incorporated in February 1992. The Company designs, manufactures, markets and services asynchronous transfer mode (''ATM'') access products for telecommunications service providers, Internet service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency.

     In 1995, Yurie granted AT&T the exclusive right to market and sell the LDR100 and the LDR200, including future designs, upgrades features and functionalities, in U.S. federal, state and local government markets, as well as certain foreign government markets (the "AT&T" Agreement), through December 1998, subject to AT&T's option to extend the AT&T Agreement in one-year periods through December 2001. In the discussions leading up to their recently announced OEM agreements with Yurie, both Lucent Technologies, Inc. ("Lucent") and Bay Networks, Inc. ("Bay") expressed an interest in marketing and selling Yurie products directly to government markets. Several other prospective customers of the Company also expressed an interest in such direct access. As a result, the Company began discussions with AT&T regarding AT&T's exclusive right to market and sell Yurie products in government markets. On November 3, 1997, Yurie and AT&T entered into an agreement restructuring the terms of the AT&T Agreement (the "Restructured Agreement"), pursuant to which AT&T will no longer have the exclusive right to market and sell Yurie products in government markets. In addition, pursuant to the terms of the Restructured Agreement, AT&T will no longer be required to make its remaining minimum purchases of LDR products in 1997 and 1998 totaling approximately $14.0 million

     The Company has a significant customer relationship with SplitRock Services, Inc. ("Splitrock"), a Texas corporation that provides communications services specifically configured to meet the needs of large network users. Splitrock has recently purchased the underlying network assets of Prodigy Services Corporation, an Internet service provider. During the first nine months of 1997, Splitrock purchased $11.5 million of LDR products from the Company. Yurie and Splitrock have entered into an agreement (the "Splitrock Agreement") that requires Splitrock to purchase a minimum of $20.0 million of LDR products from the Company in the period from July 1997 to December 1998. Through September 30, 1997, $6.6 million of LDR equipment has been purchased by Splitrock under this agreement. Under the Splitrock Agreement, Yurie has also agreed to provide services to support deployment and implementation of Yurie's products in Splitrock's network on a time and materials basis. During the first nine months of 1997, Splitrock purchased $527,000 of services from the Company. Kwok L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is currently the majority shareholder and acting Chairman of the Board of Splitrock.

     AT&T and Splitrock have entered into agreements pursuant to which AT&T network services will be provided to Splitrock. In conjunction therewith, AT&T Credit Corporation will lease to Splitrock Yurie products, including Yurie products previously sold to AT&T.

     In August 1997, the Company signed a three-year OEM agreement with Lucent. Under this agreement, Lucent will sell Yurie's LDR200 and LDR50 access products under the Lucent brand. Lucent has no minimum purchase obligation under this agreement.

     In September 1997, the Company entered into a three-year OEM agreement with Bay under which Bay may order from the Company and sell under Bay's brand name the Company's LDR products and related software. Pursuant to this agreement, Bay has purchased approximately $2.4 million of the Company's LDR products. Bay has no minimum purchase obligation under the agreement.

     On November 3, 1997, the Company announced plans to acquire privately-held Data Labs, Inc., a Delaware corporation based in Maryland that manufactures and markets branch office ATM access products. The proposed transaction will be structured as a tax free stock-for-stock merger, and is intended to be accounted for as a pooling-of-interests for financial accounting purposes. The Company believes that the transaction will be dilutive to earnings through at least the fourth quarter of 1997, although it expects the transaction to be accretive thereafter. The Company expects to recognize a one-time charge in the fourth quarter of 1997 for transaction costs and expenses related to the merger. The transaction is subject to customary conditions, including execution of a definitive merger agreement and approval by the boards of directors of both Yurie and Data Labs and the stockholders of Data Labs

     Data Labs Virtual Access product line aggregates voice, video and data traffic onto a single wide area network link facilitating ATM art T1/E1 rates and lower, and offers cost-effective ATM access products to branch and small regional offices. Yurie currently resells Data Labs Virtual Access 1000 under Yurie's brand name.

     In view of the Company's rapid revenue growth, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, the Company's results of operations may fluctuate from period to period in the future.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1996

     Revenue. Total revenue for the third quarter of 1997 was $14.1 million, compared with $6.2 million for the third quarter of 1996. This 125.8% increase resulted primarily from an increase in sales of the Company's LDR products, and particularly from increased product sales to the commercial marketplace. Product revenue was $13.0 million during the 1997 period compared with $5.6 million during the 1996 period. Of this $13.0 million in product revenue, 99.6%, resulted from sales to commercial customers. There were no sales to commercial customers in the third quarter of 1996. Of the $13.0 million in product sales during the quarter ended September 30, 1997, $6.6 million were made to SplitRock Services, Inc. An additional $2.4 million in revenue resulted from product sales to Bay Networks under an OEM agreement. Service revenue was $1.0 million in the third quarter of 1997 compared with $601,000 in the comparable quarter in 1996. During the third quarter of 1997, Splitrock purchased $527,000 of services from the Company.

     Gross Profit. Gross profit increased to $8.7 million in the third quarter of 1997 from $3.7 million in the comparable 1996 period. Gross margins were 61.6% and 59.2% during the 1997 and 1996 quarters, respectively. The increase in gross margin was due largely to a decrease in product cost of goods sold, to 35.5% of product revenue in the 1997 quarter from 38.7% of product revenue in the 1996 quarter. This reflects the spread of the fixed portion of direct costs over a larger number of units, an increase in shipments of product to commercial customers, and an increase in the number of higher margin software features sold. Cost of service increased to 75.7% of service revenue in the 1997 quarter from 60.9% in the comparable 1996 period.

     Research and Development.   Research and development expenses were $2.0
million in the third quarter of 1997, compared with $1.0 million in the third quarter of 1996. This increase was due primarily to the hiring of additional engineering personnel and increased prototyping expenses related to the
development of the Company's LDR  products.   As a percentage of total revenue,
research and development expenses were 14.3% and 16.6% in the third quarters of 1997 and 1996 respectively.

     Sales and Marketing. Sales and marketing expenses were $1.4 million in the third quarter of 1997, compared with $504,000 in the third quarter of 1996. This increase resulted primarily from the hiring of sales and marketing personnel to support generally, the Company's entry into the commercial marketplace, and specifically, the release of the Company's LDR200 product. As a percentage of total revenue, sales and marketing expenses were 9.9% and 8.1% in the third quarters of 1997 and 1996 respectively.

     General and Administrative. General and administrative expenses were $1.8 million in the third quarter of 1997 compared with $897,000 in the third quarter of 1996. This increase was due primarily to higher personnel expenses related to increased staffing in finance, information technology and administration undertaken in support of the Company's growth. Also, in June 1996 and again in June 1997, the Company relocated its operations to larger, leased facilities, resulting in higher occupancy costs in the 1997 period. As a percentage of total revenue, general and administrative expenses were 12.7% and 14.4% in the third quarters of 1997 and 1996, respectively.

     Provision for Income Taxes. The provision for income taxes in the third quarter of 1997 was $1.5 million, resulting in an effective tax rate of 38.9%. In the third quarter of 1996, the provision for income taxes was $504,000, resulting in an effective tax rate of 40.0%.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996

     Revenue. Total revenue for the first nine months of 1997 was $33.4 million, compared with $15.0 million for the first nine months of 1996. This 121.8% increase resulted primarily from an increase in sales of the Company's LDR products, and particularly from increased product sales to the commercial marketplace. Product revenue was $30.4 million during the 1997 period compared with $13.0 million during the 1996 period. Of this $30.4 million in product revenue, $23.3 million, or 76.7%, resulted from sales to commercial customers. There were no sales to commercial customers in the first nine months of 1996. Of the $30.4 million in product sales in the 1997 period, $11.5 million were made to SplitRock Services, Inc. An additional $6.0 million in product revenue resulted from sales to AT&T under the AT&T Agreement. In the first nine months of 1996, 96.9% of product revenue resulted from sales to AT&T under the AT&T Agreement.

     Service revenue was $2.9 million in the first nine months of 1997 compared with $1.6 million in the first nine months of 1996. This 79.6% increase was attributable to growth in both the number and size of contracts with U.S. government customers and government contractors. In addition, the Company had service revenue totaling $527,000 during the first nine months of 1997 to Splitrock. Other revenue in the first nine months of 1996 totaled $392,000, coming from fees earned under the AT&T Agreement, which called for a total of $1.5 million to be earned over the six months beginning in August 1995.

     Gross Profit. Gross profit increased to $20.2 million in the first nine months of 1997 from $9.4 million in the comparable 1996 period. Gross margins were 60.5% and 62.6% during the 1997 and 1996 periods, respectively. The decline in gross margin was due to an increase in product cost of goods sold to 36.2%
of product revenue in the 1997 period from 34.8% of product revenue in the 1996 period. This reflects the migration of the Company's cost structure to a commercially sustainable model, both for commercial and government market sales. The higher gross margin in the 1996 period was also due to the inclusion of $392,000 in fees earned under an agreement with AT&T which had no associated direct cost. Cost of service revenue increased to 73.9% of service revenue in the 1997 period, from 67.5% in the comparable 1996 period.

     Research and Development.   Research and development expenses were $5.3
million, or 16.0% of total revenue, in the first nine months of 1997, compared with $2.4 million, or 15.8% of total revenue, in the first nine months of 1996. This increase was due primarily to the hiring of additional engineering personnel and increased prototyping expenses related to the development of the Company's LDR products.

     Sales and Marketing.   Sales and marketing expenses were $3.7 million, or
11.1% of total revenue, in the first nine months of 1997, compared with $790,000, or 5.3% of total revenue, in the first nine months of 1996. This increase resulted primarily from the hiring of sales and marketing personnel to support generally, the Company's entry into the commercial marketplace, and specifically, the release of the Company's LDR200 product.

     General and Administrative. General and administrative expenses were $4.1 million or 12.4% of total revenue in the first nine months of 1997 compared with $1.7 million or 11.5% of total revenue in the first nine months of 1996. This increase was due primarily to higher personnel expenses related to increased staffing in finance, information technology and administration undertaken in support of the Company's growth. Also, in June 1996 and again in June 1997, the Company relocated its operations to larger, leased facilities, resulting in higher occupancy costs in the 1997 period.

     Provision for Income Taxes.   The provision for income taxes in the first
nine months of 1997 was $3.2 million, resulting in an effective tax rate of 38.9%. In the first nine months of 1996, the provision for income taxes was $1.8 million, resulting in an effective tax rate of 40.0%.

LIQUIDITY AND CAPITAL RESOURCES

     The Company financed its working capital and capital expenditure requirements primarily from the proceeds from its February 1997 initial public offering. At September 30, 1997, the Company had cash and cash equivalents of $22.8 million, short term investments of $21.9 million and working capital of $54.3 million. This compares to cash and cash equivalents of $3.2 million, no short term investments and working capital of $7.0 million at December 31, 1996. The Company had no long term debt at either date.

     Operating activities provided the Company with $1.5 million in cash in the first nine months of 1997. Accounts receivable and inventory increased by $5.1 million and $2.1 million, respectively, from December 31, 1996 to September 30, 1997, reflecting growth associated with the Company's expansion of its product line and move into the commercial marketplace.

Interest receivable increased by $302,000 reflecting the investment of proceeds from the Company's February 1997 initial public offering. The Company provided collateral of $1.0 million for a letter of credit relating to its new headquarters facility which will be reduced periodically until it terminates in December 1998. Accounts payable and income taxes payable increased by $541,000 and $1.9 million, respectively, from December 31, 1996. Accrued expenses increased by $2.1 million. The significant components of this increase were a $653,000 decrease in deferred offering costs, a $1.3 million increase in warranty accrual, and a $917,000 increase in accrued salaries and employee benefits. The Company anticipates that the warranty accrual portion of accrued liabilities may fluctuate significantly from period to period due to the timing of customer upgrades and other warranty work.

     Cash used in investing activities was $26.7 million for first nine months of 1997. Short term investments increased by $21.9 million from December 31, 1996 to September 30, 1997, resulting from the investment of certain proceeds of the Company's initial public offering. An additional $4.8 million was used for the purchase of property and equipment, primarily computer hardware and software and assembly and test equipment.

     Financing activities generated cash of $44.7 million in the first nine months of 1997, reflecting primarily the receipt of proceeds, net of offering costs, from the Company's February 1997 initial public offering, as well as the exercise of certain employee stock options. The Company sold 4.0 million shares of common stock at $12.00 per share in its February 1997 initial public offering.

     During the second quarter of 1997, Yurie entered into a lease to occupy, and relocated its headquarters facility to, a 137,000 square foot facility located at 8301 Professional Place, Landover, Maryland. This lease commenced on July 1, 1997 and has an expiration date of November 30, 2004, with an optional 5-year extension. The Company has vacated the two Lanham, Maryland facilities that it previously occupied. The cost associated with these lease terminations was not material.

     The rent and other expenses associated with this new lease represent a significant increase in the Company's occupancy costs. The Company believes, however, that this relocation is necessary to facilitate and support the Company's growth, and that the additional costs will not have a material adverse effect on the Company's financial condition and operating results.

                              YURIE SYSTEMS, INC.

                 COMPUTATION OF EARNINGS PER COMMON AND COMMON
             EQUIVALENT SHARES FOR THE THREE AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1997 AND 1996

                                  (UNAUDITED)

                                                          THREE MONTHS ENDED           NINE MONTHS ENDED
                                                            SEPTEMBER 30,                SEPTEMBER 30,
                                                          1997         1996            1997         1996
                                                     --------------------------    -------------------------
Net Income                                             $ 2,366,484  $   756,484    $  4,980,599  $ 2,739,227
                                                     ==========================    =========================

Average shares outstanding during the period            24,822,115   20,208,400      24,187,651   20,208,400

Dilutive effect of stock options after  application
    of treasury stock method                             2,472,857    1,542,408       2,159,086    1,542,408
                                                     --------------------------    -------------------------

Average number of shares and equivalent  shares
    outstanding during the period                       27,294,972   21,750,808      26,346,737   21,750,808
                                                     ==========================    =========================

Earnings per common and common
    equivalent share                                   $       .09  $       .03    $        .19  $       .13
                                                     ==========================    =========================

                                       15